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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 30, 2008

Little Squaw Gold Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On April 30, 2008, Little Squaw Gold Mining Company ("Little Squaw" or "the Company") received the final report of an independent conceptual economic scoping study on its alluvial gold deposit discovery in the Little Squaw Creek drainage located on the Company's wholly owned Chandalar, Alaska, mining property (see the Company's press release of March 19, 2008).   The study concludes gold-bearing gravels contain a minimum of 216,602 ounces of recoverable gold within a global resource of 243,621 ounces that could be extracted at a cash cost of about $500 per ounce. **The Company believes the deposit can be substantially expanded through additional drilling and that an increase in its size would significantly increase mine life and lower unit costs.**

The table below sets out the resource data.

Little Squaw Creek Alluvial Gold Deposit Resources						
Category	Pay bcy	Ounces of Gold per bcy	Ounces of Gold	Overburden * bcy**	Total Material bcy	Strip Ratio OB/Pay
Measured	3,197,376	0.0252	80,524			
Indicated	5,602,888	0.0243	136,078			
Subtotal	**8,800,264**	**0.0246**	**216,602**	**10,064,960**	**18,865,224**	**1.14**
Inferred	1,232,005	0.0219	27,019			
Total	10,032,270	0.0243	243,621	8,832,955	18,865,224	0.88

*Measured + Indicated with a 45 degree highwall slope and inferred resources included as interburden.
**Bcy = bank cubic yard, which is the measurement of material in place before excavation.

The scoping study was done by an independent licensed mining engineer experienced in the operation of Alaskan alluvial gold mines. The resource calculations are based on data from 100 drill holes and were made using the cross sectional method that is described in detail in the Society for Mining, Metallurgy, and Exploration, Inc. (SME) Mining Engineering Handbook.

The Company does not purport to have a U.S. Securities and Exchange Commission (SEC) Industry Guide 7 compliant mineral resource. It does, however, believe that the quantity of mineralized material as defined in the table qualifies as a Canadian National Instrument 43-101 compliant resource.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press Release April 30, 2008

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: May 2, 2008

By: /s/ Ted R. Sharp

Ted R. Sharp
Principal Financial Officer

EXHIBIT 99.1

PRESS RELEASE 7-08



Little Squaw Announces
Chandalar Gold Resources
— Positive Economic Scoping Study —

Spokane WA – April 30, 2008 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.43) ("Little Squaw" or "the Company") has received the final report of an independent conceptual economic scoping study on its alluvial gold deposit discovery in the Little Squaw Creek drainage located on the Company's wholly owned Chandalar, Alaska, mining property (see the Company's press release of March 19, 2008). The study concludes gold-bearing gravels contain a minimum of 216,602 ounces of recoverable gold within a global resource of 243,621 ounces that could be extracted at a cash cost of about $500 per ounce. **The Company believes the deposit can be substantially expanded through additional drilling and that an increase in its size would significantly increase mine life and lower unit costs.**

The table below sets out the resource data.

Little Squaw Creek Alluvial Gold Deposit Resources						
Category	Pay bcy	Ounces of Gold per bcy	Ounces of Gold	Overburden * bcy**	Total Material bcy	Strip Ratio OB/Pay
Measured	3,197,376	0.0252	80,524			
Indicated	5,602,888	0.0243	136,078			
Subtotal	**8,800,264**	**0.0246**	**216,602**	**10,064,960**	**18,865,224**	**1.14**
Inferred	1,232,005	0.0219	27,019			
Total	10,032,270	0.0243	243,621	8,832,955	18,865,224	0.88

*Measured + Indicated with a 45 degree highwall slope and inferred resources included as interburden.
**Bcy = bank cubic yard, which is the measurement of material in place before excavation.

The scoping study was done by an independent licensed mining engineer experienced in the operation of Alaskan alluvial gold mines. The resource calculations are based on data from 100 drill holes and were made using the cross sectional method that is described in detail in the Society for Mining, Metallurgy, and Exploration, Inc. (SME) Mining Engineering Handbook.

The Company does not purport to have a U.S. Securities and Exchange Commission (SEC) Industry Guide 7 compliant mineral resource. It does, however, believe that the quantity of mineralized material as defined in the table qualifies as a Canadian National Instrument 43-101 compliant resource.

An open-pit mine plan was prepared based on the measured and indicated portion of the estimated resources using a conventional drill, blast and haul mining method. The discounted cash flow (DCF) based on the conceptualized mine plan generates a positive internal rate of return at the current price of gold. The mine would produce an average of about 20,000 ounces of gold annually for at least 10 years.

The projected cash operating cost of $503 per ounce (4/20/08) is particularly sensitive to escalating energy prices, which have been greatly responsible for rising production cost at most mining operations. This production cost compares favorably to those at other Alaskan gold mines: NovaGold's Rock Creek mine projected to be $467 per ounce (12/31/07), and Teck Cominco and Sumitomo Metal Mining's Pogo mine operating at $515 per ounce (12/31/07).

The Company believes that additional drilling will advance all of the inferred and indicated resources into measured resources at roughly the same grades indicated in the table, and will also substantially increase the size of the deposit. The deposit is open to expansion by drilling in three directions; drilling has also indicated the existence of a separate, higher-level gold-bearing stream channel overlying the east side of the known deposit. The possibility exists to double the sizes of the current resources.

This order-of-magnitude scoping analysis was prepared to determine the economic viability of a remote, bulk, open-pit placer mining operation at Chandalar. The complete report is available to the public on the Company's Web site. The study suggests that the deposit may offer a return on investment at today's gold price. The author of the report recommends conducting in-fill development drilling to solidify the inferred resources, to add the inferred resources to the mine plan, and to conduct a Preliminary Feasibility Study to convert the measured and indicated resources into proven and probable reserves. These recommendations are subject to a positive return on the Preliminary Feasibility Study and DCF and the permitting of the property for legal and economic extraction. Pending these accomplishments and complete mine permitting, the surface alluvial gold deposit would then contain SEC Guide 7 compliant reserves.

Richard Walters, President of the Company, said, "*It is my opinion that this deposit will prove to be an economic discovery. We are effectively talking about recovering gold from a large gravel pit that could be streamlined into production under Alaska's favorable placer mining permitting system.*"

Richard Walters, President of Little Squaw, wrote this news release; the Company is responsible for its contents. For additional information regarding Little Squaw, contact Susan Schenk, Manager of Investor Relations: telephone (509) 535-6156; e-mail ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.

Little Squaw Gold Mining is engaged in the business of precious-metals discovery. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly. All statements made here regarding the firm's investment potential should be considered "forward-looking statements" as defined by prevailing regulatory guidelines. As forward-looking statements, these items represent the measured professional judgment of management. They do not, however, represent guarantees, and unforeseen and/or unforeseeable future developments that may render them either incomplete or incorrect. Actual results, plans, programs, and financial performance may differ materially from express or implied forward-looking statements.